UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 73636 / November 19, 2014

Admin. Proc. File No. 3-15993

In the Matter of

ASHERXINO CORP.,
BAKERS FOOTWEAR GROUP, INC.,
CARD ACTIVATION TECHNOLOGIES, INC., and
PACIFIC COPPER CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by AsherXino Corp., Bakers Footwear Group, Inc., Card Activation Technologies, Inc., or Pacific Copper Corp. and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect AsherXino Corp., Bakers Footwear Group, Inc., Card Activation Technologies, Inc., and Pacific Copper Corp. The order contained in that decision is

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[1]   17 C.F.R. § 201.360(d).

[2]   *Accredited Business Consolidators Corp., AsherXino Corp., Bakers Footwear Group, Inc., Card Activation Technologies, Inc., High Plains Gas, Inc., and Pacific Copper Corp.*, Initial Decision Rel. No. 666 (Sept. 9, 2014), 109 SEC Docket 15, 2014 WL 4417713. The stock symbols and Central Index Key numbers are: AXNO and 700890 for AsherXino Corp.; BKRSQ and 1171032 for Bakers Footwear Group, Inc.; CDVT and 1384522 for Card Activation Technologies, Inc.; and PPFP and 1387522 for Pacific Copper Corp.

hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of AsherXino Corp., Bakers Footwear Group, Inc., Card Activation Technologies, Inc., and Pacific Copper Corp., are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 666
ADMINISTRATIVE PROCEEDING
File No. 3-15993

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of ACCREDITED BUSINESS CONSOLIDATORS CORP., ASHERXINO CORP., BAKERS FOOTWEAR GROUP, INC., CARD ACTIVATION TECHNOLOGIES INC., HIGH PLAINS GAS, INC., and PACIFIC COPPER CORP.	INITIAL DECISION OF DEFAULT AS TO FOUR RESPONDENTS September 9, 2014

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of Respondents AsherXino Corp. (AsherXino), Bakers Footwear Group, Inc. (Bakers Footwear), Card Activation Technologies Inc. (Card Activation), and Pacific Copper Corp. (Pacific Copper) (collectively, the Four Respondents).[1] The revocation is based on the Four Respondents' failure to timely file required periodic reports with the Securities and Exchange Commission (Commission).

INTRODUCTION

On July 31, 2014, the Commission issued an Order Instituting Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that the Four Respondents each have a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder. The Four Respondents were served with the OIP by August 9, 2014, in accordance with Commission Rule of Practice (Rule) 141(a)(2)(ii), 17 C.F.R. § 201.141(a)(2)(ii), and their

[1] The remaining two Respondents, Accredited Business Consolidators Corp. and High Plains Gas, Inc., have filed Answers and this proceeding shall continue as to them. *See Accredited Bus. Consolidators Corp.*, Admin. Proc. Rulings Release No. 1724, 2014 SEC LEXIS 3024 (Aug. 25, 2014). A prehearing conference was held on September 8, 2014.

Answers were due by August 22, 2014. *Accredited Bus. Consolidators Corp.*, Admin. Proc. Rulings Release No. 1724, 2014 SEC LEXIS 3024 (Aug. 25, 2014). On August 25, 2014, I ordered the Four Respondents to show cause by September 4, 2014, why the proceeding should not be determined against them due to their failure to file Answers or otherwise defend this proceeding, warning that failure to do so would result in them being deemed in default, having the proceeding determined against them, and having the registration of their securities revoked. *Id.* (citing OIP at 4; 17 C.F.R. §§ 201.155(a)(2), .220(f)). To date, none of the Four Respondents has filed an Answer or responded to the Order to Show Cause, and none of the Four Respondents appeared at the prehearing conference.

FINDINGS OF FACT

The Four Respondents are in default for failing to file Answers, appear at the prehearing conference, or otherwise defend the proceeding. *See* OIP at 4; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

AsherXino, Central Index Key (CIK) No. 700890, is a forfeited Delaware corporation located in Atlanta, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). AsherXino is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2012, which reported a net loss of $41,721 for the prior three months. As of June 30, 2014, the company's stock (symbol AXNO) was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Bakers Footwear, CIK No. 1171032, is a dissolved Missouri corporation located in St. Louis, Missouri, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Bakers Footwear is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended April 28, 2012, which reported a net loss of $1,051,042 for the prior thirteen weeks. As of June 30, 2014, the company's stock (symbol BKRSQ) was quoted on OTC Link, had twelve market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). On October 3, 2012, the company filed a Chapter 11 petition, which was subsequently converted to Chapter 7, in the U.S. Bankruptcy Court for the Eastern District of Missouri, and the case was still pending as of May 21, 2014.

Card Activation, CIK No. 1384522, is a Delaware corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Card Activation is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2012, which reported a net loss of $220,391 for the prior nine months. As of June 30, 2014, the company's stock (symbol CDVT) was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Pacific Copper, CIK No. 1387522, is a void Delaware corporation located in Tucson, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Pacific Copper is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended April 30, 2012, which reported a net loss of $395,604 for the prior six months. As of June 30, 2014, the company's stock (symbol PPFP) was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to their repeated failures to file timely periodic reports, the Four Respondents failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.,* Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *mot. for recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that the Four Respondents failed to timely file required periodic reports. As a result, the Four Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

The Four Respondents' failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). The Four Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268,

2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). The Four Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, the Four Respondents have not answered the OIP or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of the Four Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of AsherXino Corp., Bakers Footwear Group, Inc., Card Activation Technologies Inc., and Pacific Copper Corp., are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111. 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

The Four Respondents are notified that they may move to set aside the default in this case. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Cameron Elliot
Administrative Law Judge